SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                               Schedule 13D/A


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


  			                        K&S Ventures, Inc.
                              (Name of Issuer)

         			         Common Stock, no par value per share
                       (Title of Class of Securities)

			                            Not applicable
                               (CUSIP Number)

                              Rhonda R. Vincent
                      8908 South Yale Avenue, Suite 409
                            Tulsa, Oklahoma 74137
			                            918-481-0167
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

			                            January 30, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                        (Continued on following pages)

1.  	NAMES OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Lone Wolf Exploration, Inc.
     I.R.S. Tax No. 73-14689832

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)	_____________________________________	[    ]
     (b)	_____________________________________	[    ]

3.  	SEC USE ONLY

4.  	SOURCE OF FUNDS*	WC

5.  	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   	 ITEMS 2(d) or 2(e)	[   ]

6.  	CITIZENSHIP OR PLACE OF ORGANIZATION

    	Oklahoma

                                 7.  	SOLE VOTING POWER

                                 					90,000
	NUMBER OF
	SHARES		                        8.  	SHARED VOTING POWER
	BENEFICIALLY
	OWNED BY			                          None
	EACH
	REPORTING		                     9.  	SOLE DISPOSITIVE POWER
	PERSON
	WITH		                              	90,000

                             			10.  	SHARED DISPOSITIVE POWER

                                  				None

11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    	90,000

12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*	[   ]

13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    	90.0%

14. 	TYPE OF REPORTING PERSON*

    	CO

(*)	See Instructions

Item 1.	Security and Issuer

		      The title of the class of equity securities is Common Stock, and the name of the Issuer and the address of the Issuer's principal executive offices are as follows:

                           				K&S Ventures, Inc.
                         				19921 East Kent Drive
			                        	Aurora, Colorado 80013

	     		Effective February 1, 1997, the Issuer's principal executive offices are as follows:

                   				8908 South Yale Avenue, Suite 409
				                        Tulsa, Oklahoma   74137

Item 2.	Identity and Background

      		This Schedule 13D/A is being filed by Lone Wolf Exploration, Inc. (the "Reporting Person"), pursuant to Rule 13d-(1)(a) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of its direct beneficial ownership of 90,000 shares of common stock, no par value per share ("Common Stock"), of K&S Ventures, Inc., a Colorado corporation
(the "Company"). The principal business of the Reporting Person is the acquisition and development of oil and gas interests, and the state of its incorporation is Oklahoma. The address of the Reporting Person's principal business and its principal office are as follows:

                    				8908 South Yale Avenue, Suite 409
				                         Tulsa, Oklahoma 74137

        During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding; and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

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

      		The following sets forth certain information required by
Item 2(a)-(f) of Schedule 13D relating to each of the executive officers and directors of the Reporting Person.

       	(a)	Name:  Gifford M. Mabie
       	(b)	Business Address:  8908 South Yale Avenue, Suite 409,
            Tulsa, Oklahoma 74137.
       	(c)	Principal Occupation:  President and Chairman of the Board of
            Lone Wolf Exploration, Inc.
	       (d) Criminal Proceedings:  During the last five years, Mr. Mabie has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
	       (e)	Civil Proceedings:  During the last five years, Mr. Mabie was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
       	(f)	Citizenship:  United States

       	(a)	Name:  Rhonda R. Vincent
       	(b)	Business Address:  8908 South Yale Avenue, Suite 409,
            Tulsa, Oklahoma 74137.
	       (c)	Principal Occupation: Vice President and Secretary of Lone Wolf
            Exploration, Inc.
	       (d)	Criminal Proceedings:  During the last five years, Ms. Vincent has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
	       (e) Civil Proceedings:  During the last five years, Ms. Vincent was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
       	(f)	Citizenship:  United States

     			There are no individuals having control, as defined under the Rules and Regulations promulgated under the Exchange Act, over Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

      		The Reporting Person funded the acquisition of 90,000 shares of Company Common Stock through the payment of $100,000, all of which constituted working capital of the Reporting Person.

Item 4.	Purpose of Transaction

	       Effective as of January 30, 1997, the Reporting Person acquired 90,000 shares of Common Stock of the Company, constituting ninety percent (90%) of the issued and outstanding shares of Common Stock of the Company (the
"Acquisition"), pursuant to the terms and provisions of that certain
Subscription Agreement by and among the shareholders of the Company, the
Company and the Reporting Person ("Agreement").  In connection with the
Acquisition, the Reporting Person paid to the Company an aggregate cash amount equal to One Hundred Thousand and No/100 Dollars ($100,000.00) in
exchange for the issuance to the Reporting Person of 90,000 shares of Common
Stock. In addition, in accordance with the terms of the Agreement, the
Reporting Person will merge with and into the Company on or before
June 30, 1997, subject to applicable legal requirements and the terms and provisions of the Agreement.

     		Prior to the closing of the Acquisition, the Company had no assets and liabilities, and the primary purpose in effecting the Acquisition was to permit the Reporting Person to become a publicly held company, subject to the applicable reporting requirements of the Exchange Act.  Neither the
Company nor the Reporting Person engaged investment bankers or other professionals to render a fairness opinion, and the terms of the transactions were negotiated on an arm's length basis between the officers and director of the Reporting Person and the prior majority shareholders of the Company.  Prior to the Acquisition, none of the officers, directors or shareholders of the Reporting Person were affiliated with the officers, directors or shareholders of the Company.

     		In connection with the Acquisition, Mark A. Poole, Gail E. Pesek, and
Fred A. Poole resigned as directors of the Company, and the shareholders of the Company appointed and elected Gifford M. Mabie and Rhonda R. Vincent as new directors to the Company's Board of Directors.  Additionally, Fred A.
Poole and Gail E. Pesek resigned as officers of the Company.

Item 5.	Interest in Securities of the Issuer

        (a) The Reporting Person owns 90,000 shares of Common Stock of the
Company, constituting ninety percent (90%) of the issued and outstanding shares of the Common Stock of the Company.
	       (b)	The Reporting Person has the sole power to vote and the sole power to dispose of 90,000 shares of Common Stock of the Company, constituting ninety percent (90%) of the issued and outstanding shares of
Common Stock of the Company.

	       (c)	None
	       (d)	None
	       (e)	None

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

       	Not applicable

Item 7.	Material to be Filed as Exhibits

       	2.1	Subscription Agreement

                                   SIGNATURE

       	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      						LONE WOLF EXPLORATION, INC.



Dated:  February 6, 1997			                 /s/ Rhonda R. Vincent
						                                      Rhonda R. Vincent, Vice President



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